UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-39461

NANO-X IMAGING LTD

 (Translation of registrant’s name into English)

Ofer Tech Park

94 Shlomo Shmeltzer Road

Petach Tikva

Israel 4970602

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

Notice of Annual Shareholder Meeting

NANO-X IMAGING LTD (the “Company”) hereby announces that it will hold its 2026 Annual General Meeting of Shareholders on Thursday, September 17, 2026 at 3.00 p.m. local/Israel time (8.00 a.m. Eastern time) at the offices of the Company at Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel 4970602. A copy of the Notice of 2026 Annual General Meeting of Shareholders is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

Exhibits

Exhibit No.	Exhibit
99.1	Notice of 2026 Annual General Meeting of Shareholders to be held on September 17, 2026

Incorporation by Reference

The information contained in this Report of Foreign Private Issuer on Form 6-K (including Exhibit 99.1 hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3  (File No. 333-294302), as amended, and Form S-8 (File No. 333-248322).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD
(Registrant)

Date: August 13, 2026	By:	/s/ Erez Meltzer
Name: Erez Meltzer
Title: Chief Executive Officer and Acting Chairman of the Board

2